UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Nitches, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

65476M109
(CUSIP Number)

Haresh T. Tharani
c/o The Resource Club, Ltd.
1400 Broadway, 33rd Floor
New York, NY 10018
(212) 842-5412

Copies to:

Gregory Katz, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, New York 10022
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 9, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65476M109
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Haresh T. Tharani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	917,260
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	917,260
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		917,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* 22.63%
14	TYPE OF REPORTING PERSON		IN

* Based on 4,053,507 shares of Common Stock outstanding as of May 31, 2006 as reported in the Company’s Report on Form 10-Q filed with the SEC on July 21, 2006.

Item 1.    Security and Issuer.

This statement relates to shares of the common, no par value per share (the “Shares”), of Nitches, Inc., a California corporation (the “Issuer” or “Nitches”), whose principal executive offices are located at 10280 Camino Santa Fe, San Diego, California 92121. The telephone number of the Issuer is (858) 625 - 2633.

Item 2.    Identity and Background.

(i)   Haresh Tharani

(a)-(c)  This statement is being filed on behalf of Haresh Tharani (“Tharani”), the controlling equity owner of Taresha, LLC, a New Jersey limited liability company (“Taresha”). Tharani is an individual whose principal address, is 1400 Broadway, 33rd Floor, New York, NY 10018.
Tharani is in the apparel business. The principal occupation of Mr. Tharani is Chief Executive Officer of the Resource Club, Ltd.

(d)-(e)  The Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Tharani’s business is located in New York, United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

As of January 9, 2007, over the preceding six days, Tharani sold a total of 57,500 shares of Nitches common stock, no par value, for $412,062, reducing his beneficial ownership to 917,260 or 22.63%:

Date	Shares	Price	Total
Total Interest	974,760
Wednesday, January 03, 2007	(10,000)	$6.50	$65,000.00
	(10,000)	$6.56	$65,600.00
Thursday, January 04, 2007	(5,000)	$7.00	$35,000.00
	(10,000)	$7.66	$76,600.00
Monday, January 08, 2007	(10,000)	$7.60	$76,000.00
	(5,000)	$7.64	$38,200.00
Tuesday, January 09, 2007	(2,500)	$7.60	$19,000.00
	(5,000)	$7.33	$36,662.00
	917,260		$412,062.00

Item 4.   Purpose of Transaction

Tharani, sold these shares for investment purposes only, without any other intention, except that he may singly or with others, acquire additional securities of Nitches or dispose of all or part of the Shares, in open market or privately negotiated transactions, depending upon market conditions and other investment considerations.

Item 5.   Interest in Securities of the Issuer.

(a)  Tharani beneficially owns 917,260 shares or 22.63% of the Shares of the Issuer, based upon 4,053,507 Shares outstanding as of May 31, 2006, as reported to the SEC on the latest 10-Q of the Issuer on July 21, 2006.

(b)  Tharani has sole voting power over 917,260 Shares of the Issuer.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 9, 2007

/s/ Haresh Tharani
Haresh Tharani